

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2020

Ian E. Gilbey
Chief Executive Officer
Beyond Wellness International, Inc.
303 East 4th Street
Los Angeles, CA 90013

> **Re: Beyond Wellness International, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed May 22, 2020**
> **File No. 024-11173**

Dear Mr. Gilbey:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed May 22, 2020

Risk Factors
"Risks Relating to This Offering and Investment"
"Our Business, Results of Operations and Financial Condition may be Adversely. . ." , page 12

1. We note your disclosure that "[t]he extent to which our operations may be impacted by the COVID-19 pandemic will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the outbreak and actions by government authorities to contain the outbreak or treat its impact." Please amend your risk factor disclosure to provide more detailed risks related to the COVID-19 pandemic, and your Management's Discussion and Analysis to provide information about your financial condition as a result

of COVID-19, tailored to your specific facts and circumstances. For guidance, see CF Disclosure Guidance: Topic No. 9 (March 25, 2020).

Dilution, page 17

2.   We have reviewed the revisions made in response to comment 3. It does not appear that you subtracted total liabilities to calculate net tangible book value. Also, you have stated $5,300,000,000 in net offering proceeds instead of $5,300,000 here and on page 16 in the second paragraph under the heading "Use of Offering Proceeds." Please revise or advise.

The Proposed Joint Venture Transaction, page 21

3.   We note your disclosure that "the Company entered into a non-binding Letter of Intent with Linear Park Marketing, Inc. (LPMI) to purchase a 39% equity interest in PrimaPharma, Inc. (PPI) for total consideration of $5,000,000." However, exhibit 6.7 indicates that the company will purchase a 49% interest in PrimaPharma. Please revise for consistency.

Interim Financial Statements
Statement of Cash Flows, page 56

4.   We have reviewed the revisions made in response to comment 7. Please also revise your interim statement of cash flows for the nine months ended December 31, 2018 to include revisions consistent with those made to the audited statement of cash flows for the year ended March 31, 2019.

Exhibit 11.1 Consent of MaughanSullivan, CPA, page 65

5.   The consent references an incorrect audit report date. Also, the consent should not be dated earlier than the date of the audit report. Please revise.

Part III - Exhibits, page 65

6.   Please tell us your consideration of including your Class A, Class C, and Class D stock warrants as exhibits to the filing.

You may contact Anthony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter Berkman